March 28, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street N.E.

Washington, D.C. 20549

Re:	RanMarine Technology B.V.
Registration Statement on Form F-1 (the “Registration Statement”)
File No. 333-273199

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, RanMarine Technology B.V. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern Time, on Monday, April 1, 2024, or as soon as practicable thereafter.

Sincerely,

RanMarine Technology B.V.

By:	/s/ Richard Hardiman
Richard Hardiman
Chief Executive Officer